UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                    SEC FILE NUMBER

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                                                     CUSIP NUMBER

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(Check one): |X| Form 10-K  |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

             For Period Ended: DECEMBER 31, 2008
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             |_|   Transition Report on Form 10-K

             |_|   Transition Report on Form 20-F

             |_|   Transition Report on Form 11-K

             |_|   Transition Report on Form 10-Q

             |_|   Transition Report on Form N-SAR

             For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

JADE ART GROUP, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

#35, Baita Zhong Road, Yujiang County,
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Address of Principal Executive Office (Street and Number)

Jiangxi Province, P.R. China, 335200
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The registrant's Form 10-K for the fiscal year ended December 31, 2008 ("FY 2008"), could not be filed within the prescribed time period because the audit of its financial statements for that fiscal year has not been completed. As more fully described in the attached statement from the registrant's auditors, Chisholm, Bierwolf, Nilson & Morrill LLC ("CBN&M"), CBN&M ceased work on the audit of the registrant's financial statements for FY 2008, because, under applicable financial reporting policies, its independence is considered to be impaired because the registrant has not fully paid CBN&M for prior-year audit and other services.

SEC 1344 (03-05)  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Daniel Zhang              646                  200-6335
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                (Name)             (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that there may be a significant change in results of its operations for FY 2008, as compared to its fiscal year ended December 31, 2007. However, the registrant does not believe that any such change would be relevant inasmuch as, in January 2008, the registrant disposed of its business, which then consisted of wood carving operations, and entered into the business of raw jade sales and distribution. Descriptions of the disposition of the wood carving business and the registrant's acquisition of the rights to acquire and resell raw jade material produced from a mine located in Northern China appear in the registrant's periodic reports filed with the SEC, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. (See Notes 1 and 2 to the Consolidated Financial Statements therein and Item 2 therein.)

In addition, the registrant is unable to make a reasonable estimate of the results of operations for FY 2008 because of the stage at which the work on the FY 2008 audit ceased.


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                              JADE ART GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2008                                 By: /s/ Huacai Song
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                                                         Huacai Song
                                                         Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Statement of Registrant's Auditors Pursuant to Rule 12b-25(c)

Section 602.02.b.iv of the Codification of Financial Reporting Policies indicates that the SEC considers and auditor's independence impaired if fees for prior-year audit services or other services are not collected before a current audit commences and the amount uncollected is material in relation to the fee expected to be charged for the current audit. The audit firm was owed approximately $13,000 prior to year end and that amount had been outstanding for quite some time. In order to be in compliance with the SEC rules work ceased on the audit for the year ended December 31, 2008.

Troy Nilson, CPA
Audit Partner
Chisholm, Bierwolf, Nilson & Morrill LLC
533 W 2600 S, Suite 25
Bountiful, Utah 84010
(801) 292-8756 (Phone)
(801) 292-8809 (Fax)


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